Exhibit 99.1

News Release

MediWound Completes Enrollment in Second Phase 2 Clinical
Trial of EscharEx® to Treat Chronic and Other Hard-to-Heal Wounds

YAVNE, Israel (September 1, 2015) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated, biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, announces that it has completed the enrollment of its second Phase 2 clinical trial evaluating EscharEx for the treatment of chronic and other hard-to-heal wounds. EscharEx is based on MediWound’s propriety proteolytic enzyme technology. The Company expects to report top-line results around year-end 2015.

The prospective, randomized, controlled, multi-center, assessor blinded Phase 2 study of 73 patients was conducted at fifteen clinical sites in Israel and Europe and evaluated the safety and efficacy of EscharEx compared with gel vehicle for the treatment of a variety of chronic and hard-to-heal wounds, including a study group of diabetic foot ulcers (DFUs), a study group of venous legs ulcers (VLUs) and a study group of post-surgical or traumatic hard-to-heal wounds. The primary endpoint of the study assessed incidence of complete non-viable tissue removal (debridement) and the secondary endpoints assessed several parameters including wound bed preparation, wound healing and other additional efficacy and safety endpoints.

The results from the first phase 2 feasibility study in 24 patient at 2 clinical sites in Israel demonstrated efficacy in debriding various wound etiologies such as DFUs, VLUs, pressure sores and other post-surgical or post-trauma hard-to-heal wounds after a few topical applications.

“We are very pleased to have completed enrollment of this important study within our projected timetable and look forward to reporting top-line results around the end of this year.  The data generated from this study will guide the design and endpoints of our continued clinical development plan,” stated Gal Cohen, President and Chief Executive Officer of MediWound.  “We remain encouraged for the potential of EscharEx to treat chronic and hard-to-heal wounds based on the wealth of existing development data with our lead product, NexoBrid®, to remove eschar in severe burns, as well as clinical data from our first Phase 2 feasibility study in treating chronic and hard-to-heal wounds.  As EscharEx is based on the same technology as NexoBrid, we believe its development program is de-risked as we benefit from all the data that was developed for the European approval of NexoBrid including pre-clinical, toxicology, manufacturing and control data.”

“There is a great unmet medical need to effectively debride chronic wounds in a non-surgical manner, as debriding the wound is a critical first step for healing. According to a comprehensive market research study on EscharEx  that  we conducted in the U.S. and Europe with over 200 surveyed healthcare professionals, there are over a million patients with DFUs and VLUs in the U.S. alone that undergo debridement. The surveyed physicians indicated that a product having EscharEx’s product profile would potentially be prescribed to a significant portion of this patient pool. With current average cost of debridement of about 1,000-2,000 dollars per patient in the U.S., chronic wounds may offer a significant opportunity for EscharEx, pending clinical and regulatory success. These findings were affirmed by our U.S. advisory board, which is comprised of leading U.S. medical, marketing and reimbursement experts, convened to review and discuss the research report.” concluded Mr. Cohen.

About Chronic and Other Hard-to-Heal Wounds and Eschar

Chronic and other hard-to-heal wounds are caused by impairment in the biochemical and cellular healing processes due to local or systemic conditions, and generally can take several weeks or longer to heal.

In each of the various wound types, the presence of the eschar is a frequent cause of wound chronification and the removal of eschar is a key step to commence healing.  If not effectively treated, these wounds can lead to severe complications including further infection, osteomyelitis, fasciitis, amputation and increased mortality. MediWound believes that most advanced wound care therapies would be complementary to EscharEx, as these therapies require a clean wound bed to effectively heal a wound.

About MediWound Ltd.

MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns, was launched in Europe and is in Phase 3 clinical trials in the U.S. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials and the regulatory authorizations. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the FDA or the EMA regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:

Sharon Malka
Chief Financial and Operation Officer
Mediwound
+972-77-971-4100
Sharon@mediwound.com

Anne Marie Fields
Senior Vice President
LHA
212-838-3777
afields@lhai.com